FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 7, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AU Optronics Corp. FY2003 Net Sales Totaled NT$104.8 Billion”, dated January 7, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 7, 2004	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AU Optronics Corp. FY2003 Net Sales Totaled NT$104.8 Billion

Issued by: AU Optronics Corp.
Issued on: January 7, 2004

Hsinchu, Taiwan, January 7, 2004 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated net sales of NT$11,856 million for the month of December 2003, the eighth consecutive month of record sales, while unaudited unconsolidated net sales amounted NT$11,164 million. For the fiscal year 2003, unaudited consolidated and unconsolidated net sales totaled NT$104.8 billion and NT$97.6 billion, respectively.

December shipments of large-size TFT-LCD panels, inclusive of desktop monitors, notebook, LCD TV, and other applications increased 3.4% M-o-M to 1.2 million. Unit shipment for small-medium size panels in December declined 18.9% sequentially to 1.7 million, reflecting the traditional off-season effect.

For fiscal year 2003, unaudited consolidated net sales revenues rise 38.5% from 2002 to NT$104.8 billion, unit shipment for large-size and small-medium size panels totaled 11.85 million and 21.43 million, representing significant growth of 42.4% and 135.7% from 2002, respectively.

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
December 2003	11,856	11,164
November 2003	11,369	10,561
M-o-M Growth	4.3%	5.7%
December 2002	5,244	5,129
Y-o-Y Growth	126.1%	117.7%
January to December 2003(4)	104,821	97,610
January to December 2002(4)	75,689	75,507
Y-o-Y Growth	38.5%	29.3%

(1): All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2): Year 2003 figures and all consolidated numbers have not been audited, prepared by AU Optronics Corp.
(3): Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).
(4) Numbers adjusted to reflect fluctuation in foreign exchange rates.

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FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com